UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2026

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7414001 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is Foresight Autonomous Holdings Ltd.’s (the “Registrant”) press release issued on September 18, 2026, titled “Foresight Automotive Expands its Technological Scope into Full Autonomous Driving Solutions for Unmanned Ground and Aerial Vehicles and Appoints New CTO to Lead the Field.” A copy of the press release is furnished herewith as Exhibit 99.1.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-276709, 333-286221 and 333-292104) and Form S-8 (Registration Nos. 333-229716, 333-239474, 333-268653, 333-280778, 333-293074, and 333-298762), filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Foresight Autonomous Holdings Ltd. on September 18, 2026, titled “Foresight Automotive Expands its Technological Scope into Full Autonomous Driving Solutions for Unmanned Ground and Aerial Vehicles and Appoints New CTO to Lead the Field.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: September 18, 2026	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer